Ecopetrol S.A.’s Board of Directors Announcement

The Board of Directors of Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) has appointed Guillermo García Realpe, as Chairperson of the Board, and Mónica de Greiff Lindo, as Vice-Chairperson of the Board, in its meeting held on April 5, 2024.

The Board of Directors also approved the composition of the following committees:

AUDIT AND RISK COMMITTEE

•	Luis Alberto Zuleta Jaramillo (Chairperson)
•	Álvaro Torres Macias
•	Guillermo García Realpe
•	Angela María Robledo Gómez
•	Juan José Echavarria Soto

BUSINESS COMMITTEE

•	Mónica de Greiff Lindo (Chairperson)
•	Álvaro Torres Macias
•	Gonzalo Hernández Jiménez
•	Edwin Palma Egea
•	Luis Alberto Zuleta Jaramillo

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Juan José Echavarría Soto (Chairperson)
•	Mónica de Greiff Lindo
•	Gonzalo Hernández Jiménez
•	Luis Alberto Zuleta Jaramillo
•	Angela María Robledo Gómez

REMUNERATION, APPOINTMENTS, AND CULTURE COMMITTEE

•	Mónica de Greiff Lindo (Chairperson)
•	Guillermo García Realpe
•	Juan José Echavarría Soto

•	Tatiana Roa Avendaño
•	Edwin Palma Egea

HSE COMMITTEE

•	Angela María Robledo Gómez (Chairperson)
•	Tatiana Roa Avendaño
•	Edwin Palma Egea
•	Mónica de Greiff Lindo
•	Guillermo García Realpe

TECHNOLOGY AND INNOVATION COMMITTEE

•	Alvaro Torres (Chairperson)
•	Tatiana Roa Avendaño
•	Guillermo García Realpe

Bogota D.C., April 5, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co